

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

April 25, 2016

Low Koon Poh
Chief Executive Officer
Mon Space Net Inc.
100.3.041, 129 Offices
Block J, Jaya One
No. 72A, Jalan Universiti
Section 13, 46200
Petaling Jaya, Malaysia

> **Re: Mon Space Net Inc.**
> **Registration Statement on Form S-1**
> **Filed March 31, 2016**
> **File No. 333-210519**

Dear Sir:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   You appear to be a shell company as defined in Rule 405 under the Securities Act of 1933, because you appear to have no or nominal operations and no or nominal assets. As such, you should disclose that you are a shell company on your prospectus cover page and add a risk factor that highlights the consequences of shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Also, describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

Cover Page

2.   Your statement that the shares will be sold at a fixed price until your common stock is quoted on the OTCQB is inconsistent with disclosure elsewhere throughout the filing that states the shares will be sold at a fixed price for the duration of the offering. Please revise or advise.

Prospectus Summary

Overview, page 4

3.   Please ensure that your prospectus accurately reflects the current status of any products or services that you offer or plan to offer and carefully distinguishes actual accomplishments from your plans. For example, please revise this section to clarify the status of your online marketplace platform. In this regard, we note your statement that your platform "is also designed and built to encourage users to return and refer new users." It appears, however, from disclosure elsewhere in the filing, including on page 12, that your website is under construction. To the extent any products or services you hope to provide are not fully developed, revise to describe the status of your developmental efforts, any potential difficulties that may preclude you from completing development, and the expected costs of development. Include a more detailed discussion in your business section and management's discussion and analysis, as applicable.

4.   Please disclose that you have never generated any revenue and there can be no assurances that you will ever generate any revenue.

Risk Factors

Risks Related to Our Business, page 6

5.   Please advise whether your executive officers reside in the United States. If not, please provide a risk factor pertaining to the difficulty that U.S. stockholders would face in effecting service of process against your officers. This risk factor should address the risk U.S. stockholders face in:

- effecting service of process within the U.S. on your officers;

- enforcing judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against the officers;

- enforcing judgments of U.S. courts based on civil liability provisions of the U.S. federal securities laws in foreign courts against your officers; and

- bringing an original action in foreign courts to enforce liabilities based on the U.S. federal securities laws against your officers.

Alternatively, please advise as to why you believe such a risk factor is unnecessary.

6. Please add a separately captioned risk factor disclosing the minimum number of months that you expect to be able to conduct your planned operations using currently available capital resources. In addition, in an appropriate place in the filing, disclose the minimum additional dollar amount you will require to fund your business activities for the next 12 months.

7. Please add a risk factor disclosing any potential material conflicts of interest that may arise from the business activities of your officers and directors. In this regard, we note that both Messrs. Poh and Chan are engaged in outside business activities. Please also disclose the number of hours per week that Messrs. Poh and Chan will devote to the operations of the company.

Limited Operating History, page 6

8. Please tell us why this risk factor refers to the purchase of baked goods marketed by your company when it appears that your business plan is to develop an online marketplace. Similarly, please revise or explain the references to "nutritional content labeling and disclosure requirements" and "food safety codes" in the first risk factor on page 7.

Determination of Offering Price, page 11

9. Please clarify your statement that the offering price was determined by the price of the common stock sold to the selling shareholders. In this regard, we note that the offering price of the common stock is $0.10 per share and the selling shareholders purchased their common stock for $0.001 per share.

Management's Discussion and Analysis of Financial Condition and Result of Operations

Plan of Operation, page 14

10. Please disclose the resources required to complete each step of your business development, as well as the challenges you anticipate in implementing your business plan.

Liquidity and Capital Resources, page 14

11. Please clarify the amount of funds you have actually received from sales of your common stock. In this regard, it appears from disclosure elsewhere that you have not received a

substantial portion of the $208,330 you claimed to have raised from the sale of common stock.

Going Concern, page 15

12.   Please revise to clarify that you had no retained earnings as of December 31, 2015.

Directors, Executive Officers, Promoters and Control Persons, page 15

13.   Please disclose the ages of your executive officers. Refer to Item 401(a) of Regulation S-K.

14.   Please make corresponding revisions throughout your filing to consistently refer to your chief executive officer by his given name. In this regard, we note that you refer to him as Koon Poh Low on this page and Low Koon Poh in the signatures section.

Executive Compensation, page 16

15.   Your statement that your directors and executive officers have not received any compensation for services rendered appears inconsistent with your disclosure on page 17 that each of your officers received 2.5 million shares of common stock for services rendered to form your company. Please revise to provide the information required by Item 402(n) of Regulation S-K for each of your named executive officers.

Transactions with Related Persons, Promoters and Certain Control Persons, page 17

16.   Please provide the disclosure called for by Item 404(c)(2) of Regulation S-K with respect to Chai Suang Lai.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224, or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3483, with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor
Office of Information Technologies
and Services

cc: Gregg E. Jaclin, Esq.
        Szaferman Lakind Blumstein & Blader, PC